Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

H. Mulligan Bespoke Libations Co.
1013 Centre Rd. Suite 403-A
Wilmington, DE 19805
https://www.herculesmulligancompany.com/

Up to $1,000,009.36 in Common Stock at $2.89
Minimum Target Amount: $9,999.40

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: H. Mulligan Bespoke Libations Co.
Address: 1013 Centre Rd. Suite 403-A, Wilmington, DE 19805
State of Incorporation: DE
Date Incorporated: August 23, 2019

Terms:

Equity

Offering Minimum: $9,999.40 | 3,460 shares of Common Stock
Offering Maximum: $1,000,009.36 | 346,024 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.89
Minimum Investment Amount (per investor): $101.15

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Previously Waitlisted Investors:

Investors who were previously waitlisted in our first Reg CF offering will receive 3% bonus shares.

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 10% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 7% bonus shares.

Early Bird Bonus

Invest within the second week and receive 3% bonus shares.

Amount-Based:

Tier 1 | $100+

Invest $100+ and receive Flaviar Base Membership and a 5% off discount code on Hercules Mulligan products for 6 months.

Tier 2 | $250+

Invest $250+ and receive Flaviar Base Membership and a 10% off discount code on Hercules Mulligan products for 6 months.

Tier 3 | $500+

Invest $500+ and receive Flaviar Base Membership, 10% off discount code on Hercules Mulligan products for 1 year, and 1 bottle of exclusive release of Hercules Mulligan Eyr&Rye.

Tier 4 | $1,000+

Invest $1,000+ and receive Flaviar Base Membership + 15% off discount code on Hercules Mulligan products for 1 year, 1 bottle of exclusive release of Hercules Mulligan Eyr&Rye, and 1 bottle of Hercules Mulligan.

Tier 5 | $2,500+

Invest $2,500 + & receive Flaviar Base Membership, 15% off discount on HM products for 1 year, 2 bottles of exclusive release of Hercules Mulligan Eyr&Rye, 2 bottles of Hercules Mulligan, and 1 Hercules Mulligan collectible bottle w/ Manifesto.

Tier 6 | $5,000+

Invest $5,000+ & receive Flaviar Base Membership, 15% off discount on HM products for 1 year, 2 bottles of exclusive release of Hercules Mulligan Eyr&Rye, 7 bottles of Hercules Mulligan, and 1 Hercules Mulligan collectible bottle w/ Manifesto.

Tier 7 | $10,000+

Invest $10,000+ & receive Flaviar Base Membership, 15% off on products for 1 year, 2 bottles of exclusive release of Hercules Mulligan Eyr&Rye, 9 bottles of Hercules Mulligan, 1 Hercules Mulligan collectible bottle w/ Manifesto, & 3% bonus shares.

Tier 8 | $25,000+

Invest $25,000+ & receive Flaviar Base Membership, 15% off on products for 1 year, 2 bottles of exclusive release of Hercules Mulligan Eyr&Rye, 9 bottles of Hercules Mulligan, 1 Hercules Mulligan collectible bottle w/ Manifesto, & 5% bonus shares.

Tier 9 | $50,000+

Invest $50,000+ & receive Flaviar Base Membership, 15% off on products for 1 year, 2 bottles of exclusive release of Hercules Mulligan Eyr&Rye, 9 bottles of Hercules Mulligan, 1 Hercules Mulligan collectible bottle w/ Manifesto, & 7% bonus shares.

Tier 10 | $100,000+

Invest $100,000+ & receive Flaviar Base Membership, 15% off on products for 1 year, 2 bottles of exclusive release of Hercules Mulligan Eyr&Rye, 9 bottles of Hercules Mulligan, 1 Hercules Mulligan collectible bottle w/ Manifesto, & 10% bonus shares.

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Hercules Mulligan will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $ 2.89 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $289. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Previously Waitlisted Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

H. Mulligan Bespoke Libations Co. ("Hercules Mulligan" or the "Company") is a ready-to-serve bottled cocktail made with Rum, Rye Whiskey, Fresh Ginger, and Bitters. Founded in 2019, Hercules Mulligan launched exclusively online through Flaviar.com and has completed a successful Equity Crowdfunding offering in late 2021. Since then, we have effectively grown new DTC channels, started aggressive on and off-premise growth and are now available in several accounts in NY, NJ and CT.

H. Mulligan Bespoke Libations Co. was initially organized as H. Mulligan Bespoke Libations, LLC, a Delaware limited liability company on August 23, 2019, and converted to a Delaware corporation on July 30, 2021.

Competitors and Industry

Hercules Mulligan is a new brand within the Spirits industry. It sits at the intersection of three growing spirits categories: American Craft Spirits, Rye Whiskey, and RTDs.

Current dominant players within the space that we hope to take market share from include RTDs and brands playing with flavor innovations (both direct and indirect competitors), including but not limited to Hochstadter's Slow & Low Rock and Rye, Plantation Stiggins' Fancy Pineapple Rum, Spiced Rum, and Fireball.

RTDs: The global ready-to-drink cocktail market is expected to expand at a CAGR of 12.1% from 2020 to 2027. (Source: Grand View Research)

Rye Whiskey: Since 2009, volumes have increased 1500 percent, growing to 1.4 million cases in 2020. And over the past year, Rye grew 16%. (Source: DISCUS) The overall American whiskey market is expected to grow at a CAGR of 9.9% from 2019 to reach $16.8 billion by 2025 (Source: ResearchandMarkets.com)

American Craft Spirits: The U.S. craft spirits market volume reached over 11m 9 liter cases in retail sales in 2019, growing at an annual growth rate of 24%. In value terms, the market reached $6.1 billion in sales, growing at an annual growth rate of 27.1%. (Source: AmericanCraftSpirits.org)

Rum: Rum category revenue increased 5.9% in 2020, according to the Distilled Spirits Council of the U.S., with most of that growth from High-End Premium (8.7%) and Premium (7.6%) and Super-Premium (3.7%) (Source: Beverage Dynamics).

Current Stage and Roadmap

Current Stage

Hercules Mulligan Rum & Rye has been available for sale via Flaviar.com since November 2019. In 2022 we have launched additional 2 DTC channels - Caskers.com and Drizly. In an effort to go from DTC to traditional distribution as well, we currently have distribution in 3 states and are available in over 250 accounts.

Future Roadmap

We plan to grow the brand in the available markets in the on and off-premise, supporting new accounts with marketing initiatives. We will continue to grow our footprint by opening up additional markets, starting with the northeast corridor and Illinois, and eventually California and Florida.

The Team

Officers and Directors

Name: Steve Luttmann

Steve Luttmann's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: August 23, 2019 - Present
  Responsibilities: In charge of top managerial decisions. Steve Luttmann has an annual salary of $120,000 per year.

Other business experience in the past three years:

- **Employer:** Luttmann Marketing & Ventures, LLC DBA Tortoise & Volt
  Title: Managing Director
  Dates of Service: April 01, 2017 - Present
  Responsibilities: He runs the company, which is a consultancy with various contractor partners. Through Tortoise & Volt, they consult for various other food and beverage brands related to marketing and business strategy, as well as partner in developing and founding other brands. Mr. Luttmann does not receive a salary for his role.

Other business experience in the past three years:

- **Employer:** American Liquor Co.
  Title: Co-founder.
  Dates of Service: April 01, 2020 - Present
  Responsibilities: Product and business development; company vision.

Other business experience in the past three years:

- **Employer:** Bahnbrecker
  Title: Co-founder.
  Dates of Service: June 01, 2020 - Present
  Responsibilities: Product and business development; company vision.

Name: Frederic Lavoie

Frederic Lavoie's current primary role is with Flaviar, Inc.. Frederic Lavoie currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: August 23, 2019 - Present
  Responsibilities: August 23, 2019 - present Responsibilities: Managing the financial actions of a company. Salary: At this moment, except for the CEO, the executives and directors of the company are not compensated.

Other business experience in the past three years:

- **Employer:** Flaviar, Inc.
  Title: CFO
  Dates of Service: November 18, 2019 - Present
  Responsibilities: Financial planning and execution, fundraising and M&As.

Name: Grisa Soba

Grisa Soba's current primary role is with Supermassive Beverage Company. Grisa Soba currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: August 23, 2019 - Present
  Responsibilities: Board Member. Salary: At this moment, except for the CEO, the executives and directors of the company are not compensated.

Other business experience in the past three years:

- **Employer:** Supermassive Beverage Company
  Title: Founder
  Dates of Service: February 19, 2020 - Present
  Responsibilities: Management of the company

Other business experience in the past three years:

- **Employer:** Flaviar Inc.
  Title: Director
  Dates of Service: June 03, 2014 - Present
  Responsibilities: Company vision and product development.

Name: Mario Mazza

Mario Mazza's current primary role is with Robert Mazza, Inc.. Mario Mazza currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: August 23, 2019 - Present
  Responsibilities: Board member. Salary: At this moment, except for the CEO, the executives and directors of the company are not compensated.

Other business experience in the past three years:

- **Employer:** Robert Mazza, Inc.
  Title: General Manager
  Dates of Service: June 01, 2012 - Present
  Responsibilities: Oversight of sales, production, winemaking, distilled spirits production, grower relations.

Name: Ryan Malkin

Ryan Malkin's current primary role is with Malkin Law P.A.. Ryan Malkin currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: August 23, 2019 - Present
  Responsibilities: Board Member. Salary: At this moment, except for the CEO, the executives and directors of the company are not compensated.

Other business experience in the past three years:

- **Employer:** Malkin Law P.A.
  Title: Principal Attorney
  Dates of Service: August 01, 2013 - Present
  Responsibilities: Lead company's practice.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this

investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Shares in the amount of up to $1,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights
The Shares that an investor is buying have no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes

happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Hercules Mulligan is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), TTB (Alcohol and Tobacco Tax and Trade Bureau) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Alcohol Industry and Prohibition

The current distilled spirits market growth could slow or stop in the future which may adversely affect the company. The U.S. Government could enact legislation prohibiting the production, sales, and consumption of alcohol, which would be detrimental to our business. Aspects of our business and our products are regulated at the local, state, and federal levels. The nature and scope of future legislation and regulations cannot be predicted. While we anticipate that the company and our products will be in compliance with all applicable laws, rules and regulations, there still may be risks and costs that such laws and regulations may change with respect to present or future operations. Such changes and additional costs may increase the cost of investments and operations and may decrease the demand for products and services.

Suppliers

A portion of our future success is attributable to our relationship with key vendors and suppliers. Events related to such vendors and suppliers relationships, such as loss of goods or services from such key vendors and suppliers, could adversely affect the company.

Distribution

The spirits industry has seen a large amount of consolidation in the companies that handle distribution. As a result of the three-tier regulatory system we are substantively reliant on distribution companies. Such consolidation may make it difficult to expand distribution and lack of expanded distribution may have an adverse effect on the company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Supermassive Beverage Company, LLC (managed by Jugoslav Petkovic, 100% owned by Flaviar, Inc.)	2,182,000	Preferred Class A Stock	44.6%
Luttmann Marketing & Ventures, LLC (managed and 100% owned by Steve Luttmann)	1,192,500	Preferred Class A Stock	24.4%

The Company's Securities

The Company has authorized Common Stock, Preferred Class B Stock, and Preferred Class A Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 346,024 of Common Stock.

Common Stock

The amount of security authorized is 3,000,000 with a total of 391,718 outstanding.

Voting Rights

1 vote per share. Voting power is delegated to the CEO via Proxy.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total number of shares outstanding on a fully diluted basis, 5,201,093 shares, includes 391,718 shares of Common Stock, 309,375 shares of Preferred Class B Stock, and 4,500,000 shares of Preferred Class A Stock.

Preferred Class B Stock

The amount of security authorized is 1,251,740 with a total of 309,375 outstanding.

Voting Rights

There are no voting rights associated with Preferred Class B Stock.

Material Rights

Liquidity preference over the Class A Preferred Stock and Common Stock.

The total number of shares outstanding on a fully diluted basis, 5,201,093 shares, includes 391,718 shares of Common Stock, 309,375 shares of Preferred Class B Stock, and 4,500,000 shares of Preferred Class A Stock.

Preferred Class A Stock

The amount of security authorized is 5,000,000 with a total of 4,500,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

The total number of shares outstanding on a fully diluted basis, 5,201,093 shares, includes 391,718 shares of Common Stock, 309,375 shares of Preferred Class B Stock, and 4,500,000 shares of Preferred Class A Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** In-Kind
  Final amount sold: $100,000.00
  Use of proceeds: Promoting the brand, working capital
  Date: August 23, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $742,740.85
  Number of Securities Sold: 391,718

Use of proceeds: Hiring, promoting the brand, on/off premise development.
Date: March 22, 2022
Offering exemption relied upon: Regulation CF

- **Type of security sold:** SAFE
  Final amount sold: $495,000.00
  Use of proceeds: Hiring, promoting the brand, on/off premise development
  Date: September 13, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenues increased from $80,000 in 2020 to $135,000 in 2021, while profit decreased from $58,312 profit in 2020 to ($74,289) loss in 2021.

Expenses increased from $58,312 in 2020 to $209,289 in 2021. Current performance and spending are mostly connected to the scaling cost. The Company has scaled the number of full-time employees and contractors. The company has also scaled the sales efforts in order to successfully onboard 270 accounts that sell the product and the Company has attended many trade events and promotions.

With that in mind, the Company's burn rate has increased, but so did the eCommerce sales of the product and most importantly the number of offline accounts in which the product is now available. The Company also shifted from a licensing model, where revenue was realized via a licensing fee, to realizing full sales revenue. As a result, the company now has inventory possession - increased from $0 in 2020 to $279,211 in 2021 in inventory value. We expect Working Capital to increase as the Company scales along with its revenue.

Historical results and cash flows:

We expect our top-line sales volume and net revenue to grow as the brand increases points of distribution, unit sales, and geographic distribution. We will likely retain gross profit levels by adjusting the price as a result of any cost of goods inflation due to the current economy and will increase gross profit percentage over time as the business benefits from increased production economies of scale. We expect the business to become profitable once the business scales nationally with broad coverage and distribution.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The capital resources currently represent the money raised in the previous funding and equity crowdfunding round. Currently, we have $274,733 cash on hand because of the previous round.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are crucial for our further building of the brand building, scaling of the offline sales to the new US states, on and off-premise development and marketing and scaling of the eCommerce sales. The brand will also be launching additional SKUs or types of products that will be financed by this funding round. However, if needed, our operations can also be funded by our secondary financial resources.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Funds are not necessary for the viability of the company, even if the campaign is not successful we will still be able to run and grow the company. However, funds from this campaign are necessary for expedited growth and expansion.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

In case of reaching the lower end of our goal, we expect to run the company forward with an adapted scale and less hiring and additionally relying on Flaviar resources for marketing and design needs. Steve Luttmann will also turn back to a non-compensated full-time employee of the company and Ryan Malkin and Mario Mazza will assist with bottling and legal needs. With the help of Flaviar, one of the biggest spirits communities and marketplace, we will still be able to grow and potentially attempt another crowdfunding campaign round later.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum funding goal, we expect a runway of at least 12-18 months with all the planned scale activities being executed. This estimate is built upon our expansion plans, estimated marketing investments, projected inventory needs and hiring plan.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

In the future, we plan on raising additional funds as needed from angel and strategic investors if we will see the opportunity to scale faster without diluting ourselves and existing investors too much. They will be able to provide lines of credit or additional rounds depending on the capital needs at the time.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $15,031,158.77

Valuation Details:

Multiple factors were used to justify the company valuation for this round of crowdfunding.

First, we believe the expertise and prior accomplishments of the founders and management team are highly impressive, from creating a spirits brand from scratch and subsequently selling it to a large spirits conglomerate, to building and operating one of the top e-commerce spirits platforms in the world. Those credentials allow Hercules Mulligan to attract great talents in the current highly competitive employment environment.

Second, eCommerce sales have grown by 107% since the last crowdfunding round. This makes Hercules Mulligan one of the best and most sold brands within Flaviar. The further success was placing the company within other eCommerce platforms.

The Company also relies on Flaviar's community of engaged spirits consumers and e-commerce capabilities, both in the US and in Europe. This immediately provides the company with an audience of hundreds of thousands of consumers and access to data and insights that other spirits brands can only dream of.

With the proper usage of that data and expertise that both teams at Flaviar and Hercules Mulligan have, the company has successfully placed its product in over 270 liquor stores and bars in just a few months. Offline positions were non-existent during the last raise and we believe this huge scale justifies the higher valuation.

With the Double Gold award it received from the San Francisco Spirits Competition, Hercules Mulligan has already been recognized for its quality, but since the last raise, we have also added numerous PR posts, which substantiate the superiority of the product and the team. The product was featured in outlets like Forbes, Yahoo, Spy.com, Rolling Stone, and the NY Times; which were all non-existent before.

One of the founders owns a distillery that has been successfully operating for the last 50 years. The distillery is in charge of Hercules Mulligan's production. Its size will allow us to easily scale up production, with no capacity limitations for the foreseeable future.

Finally, Hercules Mulligan was able to scale the team, which has gone from being just co-founders to having a full-time team that has multiple years of experience in building spirits brands and is now working full-time for Hercules Mulligan.

We believe that the company has all the ingredients in place to make Hercules Mulligan a success, thus justifying the $15M pre-money valuation.

The total number of shares outstanding on a fully diluted basis, 5,201,093 shares, includes 391,718 shares of Common Stock, 309,375 shares of Preferred Class B Stock, and 4,500,000 shares of Preferred Class A Stock.

The Company set its valuation internally without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.40 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Marketing*
  35.0%
  Drive awareness and trial via customer activation (displays, tastings, menus), digital advertising, events, and public relations.
- *Operations*

25.0%
This is the cost of our sales team, marketing team, and other personnel managing the business.

- *Inventory*
34.5%
We have to purchase up front in quantity packaging materials and the rums / whiskeys to meet demand.

If we raise the over allotment amount of $1,000,009.36, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
5.5%

- *Marketing*
35.0%
Drive awareness and trial via customer activation (displays, tastings, menus), digital advertising, events, and public relations.

- *Operations*
25.0%
This is the cost of our sales team, marketing team, and other personnel managing the business.

- *Inventory*
34.5%
We have to purchase up front in quantity packaging materials and the rums / whiskeys to meet demand.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.herculesmulligancompany.com/ (herculesmulligancompany.com/report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/herculesmulligan

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR H. Mulligan Bespoke Libations Co.

[See attached]

H. MULLIGAN BESPOKE LIBATIONS, LLC

(a Delaware limited liability company)

Audited Financial Statements

For the calendar years ended December 31, 2021 and 2020

IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

May 20, 2022

To: Board of Directors, H. MULLIGAN BESPOKE LIBATIONS, LLC

Re: 2021 and 2020 Financial Statement Audit

We have audited the accompanying financial statements of H. MULLIGAN BESPOKE LIBATIONS, LLC (a corporation organized in California) (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, members' equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations, shareholders' equity/deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

May 20, 2022

H. MULLIGAN BESPOKE LIBATIONS, LLC

Balance Sheets

As of December 31, 2021 and 2020

See Independent Auditor's Report and Notes to the Financial Statements

	2021	2020
Assets		
Current assets		
Cash	$ 1,038,737	$ 1,500
Inventory	279,221	0
Accounts receivable	215,000	80,000
Prepaid expenses	0	100,000
Total current assets	1,532,958	181,500
Other assets, net	30,625	30,625
Total assets	$ 1,563,583	$ 212,125
Liabilities and Members' Equity		
Current liabilities		
Accounts and credit cards payable	$ 434,731	$ 20,569
Due to affiliate	34,155	34,155
SAFE instruments	495,000	0
Total current liabilities	963,886	54,724
Membership interest	599,698	157,401
Total Liabilities and Members' Equity	$ 1,563,583	$ 212,125

H. MULLIGAN BESPOKE LIBATIONS, LLC
Statements of Operations
Years Ended December 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements

	2021	2020
Revenues	$ 135,000	$ 80,000
Operating expenses		
Sales & marketing expenses	94,720	14,275
Professional services	72,467	7,413
General & administrative expenses	42,028	0
Total operating expenses	209,289	21,688
Operating loss	(74,289)	58,312
Income tax	-	-
Net loss	$ (74,289)	$ 58,312

H. MULLIGAN BESPOKE LIBATIONS, LLC

Statements of Members' Equity (Deficit)

Years Ended December 31, 2021 and 2020

See Independent Auditor's Report and Notes to the Financial Statements

	Total Members' Equity (Deficit)
Balances – January 1, 2020	**$ (911)**
Issuance of membership interest	100,000
Net income	58,312
Balances - December 31, 2020	**$ 157,401**
Issuance of membership interest	616,586
Distributions to members	(100,000)
Net loss	(74,289)
Balances - December 31, 2021	**$ 599,698**

H. MULLIGAN BESPOKE LIBATIONS, LLC

Statements of Cash Flows

Years Ended December 31, 2021 and 2020

See Independent Auditor's Report and Notes to the Financial Statements

	2021	2020
Cash Flows from Operations		
Net income (loss)	$ (74,289)	$ 58,312
Adjustments to net income (loss)		
Changes in assets and liabilities		
Accounts receivable	(135,000)	(80,000)
Inventory	(279,221)	27,000
Prepaid expenses	100,000	(100,000)
Accounts and credit cards payable	414,162	20,569
Total Cash Flows from Operations	25,652	(74,119)
Cash Flows from Investments		
Other asset usage (expenditures)	0	17,000
Total Cash Flows from Investments	0	17,000
Cash Flows from Financing		
Proceeds (repayment) from affiliate borrowing	0	(42,881)
Proceeds from issuance of membership interests	616,586	100,000
Proceeds from issuance of SAFE instruments	495,000	0
Distributions to members	(100,000)	0
Total Cash Flows from Financing	1,011,586	57,119
Total Cash Flows	1,037,237	0
Beginning Cash Balance	1,500	1,500
Ending Cash Balance	$ 1,038,737	$ 1,500

NOTE 1 - NATURE OF OPERATIONS

H. MULLIGAN BESPOKE LIBATIONS, LLC ("the Company") is a limited liability organized under the laws of the State of Delaware on August 23, 2019. The Company licenses the marks related to its Hercules Mulligan alcoholic products.

Since inception in 2019, the Company relied on raising securities, issuances of equity and operations to fund its business. The Company was founded by companies in the same industry who will provide funding on an as-needed basis if the Company requires funding.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2021, the Company is operating as a going concern. See Notes 1 and 9 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2021 and 2020, the Company had $1,038,737 and $1,500 cash on hand, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, routinely assesses its outstanding accounts. As a result, the Company believes that its accounts receivable credit risk exposure is limited. The Company generally collects all service fees as a brokerage at the time the service is provided.

Sales Taxes
Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy

is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Long-Lived Assets
Assets are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation or amortization is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of property and equipment and long-lived assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2021 and 2020, the Company maintained intangible assets with a net book value of $30,625 and $30,625, respectively.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States GAAP, which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels.

- Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability.
- Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
The Company is taxed as a partnership for US federal tax purposes. Items of income, loss, credit and gain are passed through to the members of the Company. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition
The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the "transition date") using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services,

in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from licensing is recognized over the period of the license agreement.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – INCOME TAX PROVISION

As discussed above, the Company is a partnership for federal income tax purposes. The Company's items of income, deduction, gain and loss are allocated to the members and accounted for by the members. Accordingly, the Company does not maintain a provision for taxes.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – MEMBERSHIP INTEREST

The Company has four members who have different ownership percentages and equal 100 percent of all the outstanding equity and voting interests as of December 31, 2021. The operating agreement for the Company was executed in 2019. As discussed below in Note 9, the Company has issued other securities during 2022.

NOTE 5 –DEBT

Due to Affiliate
The Company has borrowed from affiliates on a revolving account to cover expenses and other costs.

SAFE Instruments
The Company issued five simple agreements for future equity ("SAFE") instruments totaling $495,000. The SAFE instruments provide for the automatic conversion to equity upon a future fundraising event at pre-arranged discounts and valuation caps.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related-Party Transactions
The Company is early-stage in its growth and relies on contributions from the membership group to cover expenses, perform marketing, and other core functions. The Company compensates the members per the Company's operating agreement in the form of equity credit.

Because these transactions are among related parties, there is no guarantee that similar commercial terms could be found in the normal course of business.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations in 2019. The Company's ability to continue is dependent upon management's plan to grow profitable operations and raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Reg CF Securities Offering
The Company is continuing its current securities offering exempt from registration under Regulation CF. The securities offering will be listed with a duly licensed Regulation CF funding portal (or its affiliates) and they will receive compensation for the listing commensurate with its standard terms.

Issuance of Securities
During 2022, the Company issued additional equity to Reg CF offering participants as well as the conversion of the SAFE instruments into a preferred class of membership units.

Management's Evaluation
Management has evaluated subsequent events through May 20, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Hercules Mulligan

Stand For Something


HERCULES
MULLIGAN
AMERICAN BESPOKE LIBATIONS
HERCULES
MULLIGAN
H M
Rum & Rye

Website   Wilmington, DE   FOOD & BEVERAGE

One of the best Ready-to-Drink Cocktails on the market, fueled by its incredible first nearly $750k crowdfunding and co-developed by one of the world's largest Spirits-loving communities, Flaviar, is taking over the world. We stand for community-supported Spirits. Stand with us and join the Spirits revolution with Hercules Mulligan.

$0.00 raised

$742,741 previously crowdfunded

0 Investors	$15M Valuation
$2.89 Price per Share	$101.15 Min. Investment
Common Shares Offered	Equity Offering Type
$1M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview   Team   Terms   Updates   Comments   Follow

Reasons to Invest

- **Community** - A blend of existing investors and Flaviar, one of the world's largest Spirits communities, means we can rely on our own data, users, and established distribution system to build a global brand in a new way, aiming to outsmart and outrun our competition. According to our research, very few brands have that.
- **Outstanding Scale** - After the initial nearly $750,000k equity crowdfund, we grew the sales by 107%, introduced new channels like Caskers and Drizly, and took on/off-premise markets by storm. We are now available at over 270 Accounts in 3 markets (NY, NJ, and CT). On top of that, our repurchase rate is still almost 3x the standard.
- **An Incredible Team** - A world-class team of founders with startup (Y Combinator) and corporate experience and a history of building and selling companies to the tune of $100M+. The co-founder of Hercules Mulligan also created and sold the Leblon Cachaça brand to Bacardi. We know how to spot a growing trend early on and scale it worldwide.

OVERVIEW

Hercules Mulligan is back

Off the heels of our first successful raise, we are back for our second Reg CF raise.

And who are we?

We're one of the best Ready-to-Drink beverages on the market with an unwavering community of investors and loyal consumers. We've worked to establish a strong network in the Spirits industry and are backed by a highly-experienced team.

Our sales have continued to soar, and we have high hopes that this will be the norm for our award-winning brand. As we scale, we plan to expand our product lineup, offering more opportunities for our base to experience high-quality Ready-to-Drink beverages in a market that largely lacks our high standards and our level of community research.

THE PROBLEM

A Well-Stocked Home Bar is Hard to Come By

Everyone loves a good cocktail, but making one at home can be a hassle: you don't know how or have the ingredients, the time, or the tools. Plus, most bottled cocktails are made with inferior Spirits and flavor systems from a laboratory. We're here to revolutionize that completely.

Enter Hercules Mulligan, a blend of three Rums, three Rye Whiskies, fresh organic ginger, and tailor-made bitters.


HERCULES MULLIGAN
H M
Rum & Rye
Ready-to-drink high-quality cocktail in the comfort of your living room.

THE SOLUTION

Leading the Revolution of Ready-to-Drink Cocktails

Hercules Mulligan is a ready-to-drink Old Fashioned that lets you enjoy a first-class, bar-grade cocktail at home with no inconvenience. We want our consumers to have a trusted, high-quality cocktail right in their home bar.

Simply pour over ice and enjoy. Easy as that.



With boldness comes transparency in our sourcing. Hercules Mulligan Rum & Rye is blended and bottled by our Master Blender Mario Mazza in Westfield, NY, and brought to you by Flaviar - one of the world's largest Spirits marketplaces. Our aged Rums are sourced from Guyana, Jamaica, and Puerto Rico, while our aged Rye Whiskeys come from Pennsylvania. The fresh ginger is macerated by our partners in Brooklyn.


SWEET
23 QUEEN STREET
GINGER
SPICY
HERCULES MULLIGAN
H M
BITTER
Rum & Rye
HONEY
HERO INGREDIENTS
Rum, American Rye Whiskeys, real macerated ginger, tailor-made bitters
CATEGORY
Rum & Rye
NO. OF SPIRITS IN BLEND
6
ALCOHOL
43% ABV

Does the name Hercules Mulligan ring a bell? Popularized in 'Hamilton: An American Musical,' Hercules Mulligan was an unsung hero of his time who tricked British soldiers into spilling their best-kept war secrets. Not to mention he also saved George Washington's life - twice. He was a real person with an incredibly badass story. And since our last crowdfund, Hercules Mulligan is now served at Richard Rodgers Theater, the home of Hamilton.

We can't imagine a better inspiration for a brand that's about to lead the revolution in the ready-to-drink cocktail scene. We evoke the same sense of bold independence in Hercules Mulligan.


HERCULES MULLIGAN
H M
Rum & Rye
The spirit of the revolution & your favorite Hamilton character in a bottle
HAMILTON

And it's not just us. Our data is backed by experts who awarded us a Double Gold medal at the 2021 San Francisco World Spirits Competition.


HERCULES MULLIGAN
H M
Rum & Rye
SAN FRANCISCO
WORLD SPIRITS COMPETITION
20 21
DOUBLE GOLD

THE MARKET

We Own the Relevance, & the Hype

We are perfectly positioned in the cross-section of Rye Whiskey, Rum, and RTDs. With the growing popularity of these categories, Hercules Mulligan has found an ever-expanding audience. These categories combined generated over $4.4 billion of revenue in 2021, and they are projected to grow even more.

This is the best time for you to join.



THE UNIQUE NATURE OF THE PRODUCT BRINGS A BROAD SET OF COMPETITORS
With lots of brands to pull volume from
BOTTLED COCKTAILS
IRISH WHISKEY
RUM



HERCULES MULLIGAN
Rum & Rye
RYE WHISKEY
+5.3% CAGR, 2022-2028
RUM
+5.5% CAGR, 2021-2027
RTD COCKTAILS
+13.4% CAGR, 2022-2030

According to our research, we are outrunning our competitors thanks to you, our community!



FIRST CROWDFUNDING ROUND SUCCESS
803
Investors
~$750,000
Raised in 3 weeks
Since then, Hercules Mulligan was featured in
The New York Times
Rolling Stone
yahoo!
Forbes
Paste

We are continuing our meteoric rise after accomplishing an amazing crowdfunding round last September. Here is how WE, the Hercules Mulligan Community, believe we are outrunning our competitors.

Building the brand - community way and with Flaviar

The Hercules Mulligan community is a mix of existing crowdfunding investors and Flaviar - one of the world's largest Spirits communities, making the way we run the business, make decisions, and scale sales unique.

With Flaviar, we can rely on established distribution channels and help with scaling on-premise (bars and restaurants) and off-premise (liquor stores, etc.), and maintain a loyal direct-to-consumer community of hundreds of thousands of devoted Spirits lovers.

With hundreds of thousands of members, data points, and reviews, we can fine-tune our product, scale the sales, and land new accounts, thus enabling us to move and grow considerably faster and smarter than traditional Spirits brands, in our view.


HERCULES
MULLIGAN
michael_v_grandi • Follow
Brooklyn, New York
michael_v_grandi Great night at the whiskey x event. Got to finally meet the some of the @flaviar_com and @herculesmulligancompany crew. HM was a big hit. #whiskeylife #whatsinyourcup #scotchwhisky
6d
gouls13 Thats awesome Mikey!!!
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jinnat3703 Dm on @nyc.life._
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beyonce.ig7 Promote it on @nycfam_
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HERCULES
MULLIGAN
H
M
Tailor • Spy • Drinksmith

Power of the media

Our meteoric rise and our superior product have received the attention of highly credible and well-respected media outlets, which reinforces our relevance, credibility, and interest to hundreds of new points of distribution.



The New York Times

FRONT BURNER

Hercules Mulligan Mixes Rum and Rye Into an 'Irish Old-Fashioned'

This bottled cocktail with a splash of bitters deserves a slice of fresh ginger.

By Florence Fabricant
Feb. 22, 2022

Experience and team you could only wish for

Hercules Mulligan's team consists of seasoned Spirits experts, entrepreneurs, and professionals in the heart of the world - New York City. The founding team has launched, scaled, and sold successful Spirits and digital businesses before - so we know what it takes and how to do it again.

Steve Luttmann, the founder of Hercules Mulligan, previously created Leblon, one of the most known Cachaça brands, and sold it to Bacardi. He has prior experience at an executive level from companies like Möet Hennessey and Unilever.

Mario Mazza, owner of Five & 20 Spirits distillery

Ryan Malkin, one of the country's best alcohol attorneys

Since the previous crowdfunding round, we have also grown the full-time in-house team by five new people.


THE TEAM
Steve Luttmann, Founder & CEO
Founder Leblon Cachaça (sold to Bacardi); Ex LVMH, Unilever
Grisa Soba, Chief Strategy Officer
Founder Flaviar,Venture Partner, Pioneer Fund
Mario Mazza, Master Distiller
Owner and General Manager, Five & 20 Distilling and Mazza Wines
Frederic Lavoie, CFO
CFO Flaviar; Stingray Board of Directors, Mentor Techstar, SVP OnMobile Global, CEO Telesystem, CEO Modelcom
Todd Bellucci, CMO
CMO Flaviar, Ex Whistlepig, Moet Hennessy, Lucas Bols
Ryan Malkin, Counsel
Principal attorney, Malkin Law, In-House Counsel, Pernod Ricard
Amy Yakuboff, Brand Manager
Marketing and PR for brands including Campari America, Edrington, Atom Brands, Owl's Brew
Hercules Mulligan
Tailor, Spy, & Drinksmith

OUR TRACTION

We put the nearly $750,000 we initially raised into hard work.

DTC growth and new channels

Our Direct to Consumer sales grew by an incredible 107%. We have also introduced new DTC channels like Caskers.com and Drizly.

On and off-premise growth and accounts + map

We hit the shelves of bars and liquor stores with force. We are now available at over 270 liquor stores and bars across New York State, and we're actively getting placements in NJ and CT since opening those markets on April 1 of this year.




Stand For
Something
HERCULES MULLIGAN


PARK AVENUE
Stand For Something
My Secret?
Rum, Rye Whiskey,
Ginger, & Bitters
H
M
HERCULES
MULLIGAN

Ratings and reviews

Due to our reliance on data from hundreds of thousands of Flaviar users to constantly improve our Spirit to perfection, Hercules Mulligan has garnered over 3,000 reviews and ratings from Flaviar members, resulting in an average rating of 8.2 out of 10, compared to the "other Spirits" category average of 7.6 out of 10.

FLAVIAR RATINGS & REVIEWS

2,242	799	2,514
Total Ratings	Total Reviews	Total Wishlisted


5TH MOST REVIEWED BRAND ON
Flaviar
Hercules Mulligan has more reviews than well known brands, including
1. WHISTLEPIG
2. FEW
3. BUFFALO TRACE
4. BRECKENRIDGE
5. HERCULES MULLIGAN
6. BALCONES
7. JAMESON
8. JEFFERSON'S
9. WOODFORD RESERVE
10. ANGELS' ENVY
11. LAGAVULIN
12. THE GLENLIVET
13. FOUR ROSES
14. BLANTON'S
15. SAGAMORE
16. WOLFBURN
18. W.L. WELLER
17. ELIJAH CRAIG
19. WESTWARD
20. STARWARD

Even though we scaled the DTC sales, we still managed to keep an outstanding 18% repurchase rate, almost 3x bigger than the Flaviar standard. Now, this is sustainable growth.

Our Gross Profit margin is currently slightly above 45%, and we expect, with scale and innovation, for the margin to grow to 64% by 2026.


HERCULES MULLIGAN
H M
Rum & Rye
Our repurchase rate is almost
3x
the industry standard

Since we are already ahead of the game regarding profits, we plan to invest in the geographic expansion over the next four years - expecting to achieve a break-even based on our current forecasts by 2025.

With a proven history of how Spirits brands of the future are built in the field of ready-to-drink cocktails to big groups, there is a clear path towards an exit. Our long-term objective is to sell the brand to a larger multi-brand portfolio Spirits company once we surpass 50,000 9L cases sold.

WHY INVEST

We stand for community-supported Spirits.

Our vision is to create an authentic and iconic Spirits brand and a community that will become a staple in the industry.

We want to show you how a Spirits brand of the future is built and how great it is to be part of one.

Investors will also have access to our next expression **Eyr&Rye**.


HERCULES
MULLIGAN
Eyr & Rye
AVAILABLE TO INVESTORS
HERCULES
MULLIGAN
H M
Eyr & Rye

We will also develop product innovations to add to the Hercules Mulligan portfolio at higher price points and with different Spirits bases, creating other opportunities for consumers to enjoy the brand, leveraging credentials with our various communities along the way.


INNOVATION PLANS
HERCULES
MULLIGAN
Eyr & Rye
2022
HERCULES
MULLIGAN
Rye & Rye
2023
HERCULES
MULLIGAN
Rum & Rye
Canned Cocktail
Ginger Bitters
Hercules Mulligan Ginger Bitters
HERCULES MULLIGAN
Cocktails on Tap

We are eager to claim an enormous chunk of this multi-billion dollar opportunity. We have the advantage, the resources, and the means that otherwise take years to build.

And this is where you come in.

We are here today to open the doors to a new round of funding and invite you to join in the success of Hercules Mulligan. There is strength in numbers.

We stand for community-supported Spirits. We stand for you. Stand with us and join the Spirits revolution with Hercules Mulligan.

Meet Our Team



Steve Luttmann

Founder & CEO

Founder Leblon Cachaça (sold to Bacardi); Ex LVMH, Unilever.



Grisa Soba

Chief Strategy Officer & Director

Founder Flaviar,Venture Partner, Pioneer Fund



Mario Mazza

Master Distiller & Director

Owner and General Manager, Five & 20 Distilling and Mazza Wines



Ryan Malkin

Counsel & Director

Principal attorney, Malkin Law, In-House Counsel, Pernod Ricard



Frederic Lavoie

CFO

CFO Flaviar; Stingray Board of Directors, Mentor Techstar, SVP OnMobile Global, CEO Telesystem, CEO Modelcom



Amy Yakuboff

Brand Manager

Marketing and PR for brands including Campari America, Edrington, Atom Brands, Owl's Brew


HERCULES
MULLIGAN

Jason Ewers

Market Manager - NYC

Experienced NYC market manager responsible for scale of the on and off premise sales in the area.



Scott Unruh

Regional Director

Well connected & educated individual who is versed in the Metro New York market - both on and off premise. Ex Constellation Brands Sales Manager.



Fritz Grunert

Assistant Brand Manager

Assistant brand manager with technology background helping the brand scale.

Offering Summary

Company	:	H. Mulligan Bespoke Libations Co.
Corporate Address	:	1013 Centre Rd. Suite 403-A, Wilmington, DE 19805
Offering Minimum	:	$9,999.40
Offering Maximum	:	$1,000,009.36
Minimum Investment Amount (per investor)	:	$101.15

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	3,460
Maximum Number of Shares Offered	:	346,024
Price per Share	:	$2.89
Pre-Money Valuation	:	$15,031,158.77

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Previously Waitlisted Investors:

Investors who were previously waitlisted in our first Reg CF offering will receive 3% bonus shares.

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 10% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 7% bonus shares.

Early Bird Bonus

Invest within the second week and receive 3% bonus shares.

Amount-Based:

Tier 1 | $100+

Invest $100+ and receive Flaviar Base Membership and a 5% off discount code on Hercules Mulligan products for 6 months.

Tier 2 | $250+

Invest $250+ and receive Flaviar Base Membership and a 10% off discount code on Hercules Mulligan products for 6 months.

Tier 3 | $500+

Invest $500+ and receive Flaviar Base Membership, 10% off discount code on Hercules Mulligan products for 1 year, and 1 bottle of exclusive release of Hercules Mulligan Eyr&Rye.

Tier 4 | $1,000+

Invest $1,000+ and receive Flaviar Base Membership + 15% off discount code on Hercules Mulligan products for 1 year, 1 bottle of exclusive release of Hercules Mulligan Eyr&Rye, and 1 bottle of Hercules Mulligan.

Tier 5 | $2,500+

Invest $2,500 + & receive Flaviar Base Membership, 15% off discount on HM products for 1 year, 2 bottles of exclusive release of Hercules Mulligan Eyr&Rye, 2 bottles of Hercules Mulligan, and 1 Hercules Mulligan collectible bottle w/ Manifesto.

Tier 6 | $5,000+

Invest $5,000+ & receive Flaviar Base Membership, 15% off discount on HM products for 1 year, 2 bottles of exclusive release of Hercules Mulligan Eyr&Rye, 7 bottles of Hercules Mulligan, and 1 Hercules Mulligan collectible bottle w/ Manifesto.

Tier 7 | $10,000+

Invest $10,000+ & receive Flaviar Base Membership, 15% off on products for 1 year, 2 bottles of exclusive release of Hercules Mulligan Eyr&Rye, 9 bottles of Hercules Mulligan, 1 Hercules Mulligan collectible bottle w/ Manifesto, & 3% bonus shares.

Tier 8 | $25,000+

Invest $25,000+ & receive Flaviar Base Membership, 15% off on products for 1 year, 2 bottles of exclusive release of Hercules Mulligan Eyr&Rye, 9 bottles of Hercules Mulligan, 1 Hercules Mulligan collectible bottle w/ Manifesto, & 5% bonus shares.

Tier 9 | $50,000+

Invest $50,000+ & receive Flaviar Base Membership, 15% off on products for 1 year, 2 bottles of exclusive release of Hercules Mulligan Eyr&Rye, 9 bottles of Hercules Mulligan, 1 Hercules Mulligan collectible bottle w/ Manifesto, & 7% bonus shares.

Tier 10 | $100,000+

Invest $100,000+ & receive Flaviar Base Membership, 15% off on products for 1 year, 2 bottles of exclusive release of Hercules Mulligan Eyr&Rye, 9 bottles of Hercules Mulligan, 1 Hercules Mulligan collectible bottle w/ Manifesto, & 10% bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Hercules Mulligan will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $ 2.89 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $289. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Previously Waitlisted Bonus in addition to the aforementioned bonus.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Hercules Mulligan to get notified of future updates!

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

AMY VO: Hercules Mulligan is one of the best Ready-to-Drink Cocktails on the market.

AMY VO: It's made of 3 Rums, 3 Rye Whiskeys, Ginger & Bitters. It lets you have a bar-grade cocktail at home, with no inconvenience.

INT: STEVE I started Hercules Mulligan after successfully launching Leblon Cachaca and selling it to Bacardi. With the success of that brand, I wanted to enter the RTD – or Ready to Drink - Cocktail Movement.

VO STEVE: I wanted to maximize the chance of success and had a perfect fit with Flaviar.com, one of the world's largest spirits community. Hercules Mulligan grew an initial fan base from a dedicated audience of hundreds of thousands and became Flaviar's best brand.

AMY VO: Which is no surprise if you look at the stats.

AMY VO: We believe we are perfectly positioned in the cross-section of Rye Whiskey, Rum, and RTDs. With the growing popularity of these categories, Hercules Mulligan has found an audience. These categories combined generated over $4.4 billion of revenue in 2021, and all of them are projected to grow even more.

AMY INT: We are now outrunning our competition thanks to YOU.

AMY INT: We are continuing to grow after accomplishing an amazing crowdfunding round last September. Here is how WE, the Hercules Mulligan Community, are playing a role in that growth.

AMY INT: We put the money we raised to hard to work.

AMY VO: Our Direct to Consumer sales grew by an incredible 107% after crowdfunding.

AMY VO: Even though we grew, we still managed to keep an outstanding 18% repurchase rate —which is almost 3x bigger than the Flaviar standard. We believe this is sustainable growth.

AMY VO: We also introduced new DTC channels like Caskers and Drizly, which has been extremely successful.

AMY VO: On top of that, we hit the shelves of bars and liquor stores with force. We are now available at over 250 liquor stores and bars across New York State and are actively getting placements in NJ and CT since opening to those markets April 1st of this year. We will continue to open up markets up and down the east coast and move into the midwest.

AMY VO: And you don't have to just take our word for it. Rolling Stone, Forbes, Paste Magazine, Yahoo, and our crown jewel, The NY Times, are all impressed by the flavor, story, team and results.

AMY INT/VO: And this success comes from being a community-built brand where everyone has the chance to get involved, contribute and reap the benefits.

Proud Investor: As a proud Hercules Mulligan investor I know a thing or two about great cocktails. This is a gold mine. Stand for something.

Investor: I invested in Hercules Mulligan because I wanted to join the RTD revolution.

AMY: It is also thanks to our community that we learned that people want more from Hercules Mulligan. We are thrilled to announce our next expression: Eyr & Rye.

We are here today to open the doors to a new round of funding and to invite you to join in the success of Hercules Mulligan. There is strength in numbers.

We stand for community-supported spirits. We stand for you. Stand with us and join the spirits revolution with Hercules Mulligan.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

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- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

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